[redacted]

08005667

RECEIVED
2008 NOV -3 A 10:08

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 22, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated October 22, 2008, forwarding the unaudited financial results of the company for the quarter ended September 30, 2008 along with a copy of the Media Release issued in this connection.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
NOV 06 2008
THOMSON REUTERS

11/3

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 22, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 500390

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended September 30, 2008

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended September 30, 2008, which were approved by the Board of Directors at their meeting held on October 22, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

A copy of the media release issued in this matter is enclosed.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.:

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 22, 2008

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RELINFRA

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended September 30, 2008

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended September 30, 2008, which were approved by the Board of Directors at their meeting held on October 22, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

A copy of the media release issued in this matter is enclosed.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.:

Reliance Infrastructure Limited
Reliance Energy Centre,
Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055
website:www.rinfra.com

Unaudited financial results for the quarter and half year ended September 30, 2008

(Rs.Crore)

Sr. No.	Particulars	3 Months ended		6 months ended		Year ended
		30-09-2008	30-09-2007	30-09-2008	30-09-2007	31-03-2008 (Audited)
1	(a) Net Sales of Electrical Energy (See Note No 5)	2,000.87	1,259.45	3,764.60	2,544.85	4,919.87
	(b) Income from EPC and Contracts	433.94	282.28	868.32	620.89	1,393.30
	(c) Other Operating Income	38.42	21.35	130.60	35.72	135.25
	Total Operating Income	2,473.23	1,563.08	4,763.52	3,201.46	6,448.42
2	Expenditure					
	(a) Cost of Electrical Energy purchased	1,217.70	649.22	2,299.97	1,320.32	2,487.69
	(b) Cost of Fuel	307.43	199.09	604.22	471 33	1,015.52
	(c) Tax on Sale of Electricity	41.60	33.70	78.65	69.00	131.58
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	331.39	222.16	688.50	513 83	1,193.83
	(e) Employees Cost	137.21	104.38	261.72	204.01	397.24
	(f) Depreciation (See Note No 3)	62.00	55.58	123.22	113.71	222.94
	(g) Other Expenditure	160.71	122.03	267.45	232.03	539.79
	Total Expenditure	2,258.04	1,386.16	4,323.73	2,924.23	5,988.59
3	**Profit from operations before Other Income (Net) and Interest**	215.19	176.92	439.79	277.23	459.83
4	Other Income (net) (See Note No 6)	201.63	206.99	311.91	446.07	1,000.63
5	**Profit before Interest**	416.82	383.91	751.70	723.30	1,460.46
6	Interest and Finance Charges	65.28	85.43	142.70	154.72	308.76
7	**Profit from Ordinary Activities before tax**	351.54	298.48	609.00	568.58	1,151.70
8	Provision for Taxation :					
	- Current Tax	43.07	33.70	73.07	64.00	137.15
	- Deferred Tax	18.00	17.00	20.50	33.88	17.22
	- Fringe Benefit Tax	1.50	1.50	3.00	2.85	6.00
	- Tax adjustment for earlier years	-	(3.80)	(29.08)	(3.80)	(93.30)
9	**Net Profit**	288.97	250.08	541.51	471.65	1,084.63
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	230.91	228.57	230.91	228.57	235.62
11	Reserves including Statutory Reserves excluding Revaluation Reserves					10,024.16
12	Earnings Per Share (* not annualised)					
	(a) Basic (Rs.)	12.49 *	10.94 *	23.32 *	20.64 *	46.85
	(b) Diluted (Rs.)	12.26 *	10.67 *	22.89 *	20.06 *	45.68
13	Aggregate of Public Shareholding					
	- Number of Shares	145,841,616	146,501,662	145,841,616	146,501,662	151,501,619
	- Percentage of Shareholding	63.17	64.11	63.17	64.11	64.05

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
Website:www.rinfra.com

Segment-wise Revenue, Results and Capital Employed

(Rs.Crore)

Sr. No.	Particulars	3 Months ended		6 months ended		Year ended
		30-09-2008	30-09-2007	30-09-2008	30-09-2007	31-03-2008 (Audited)
1	**Segment Revenue**					
	- Electrical Energy	**2,029.44**	1,275.99	**3,875.81**	2,574.58	**5,004.04**
	- EPC and Contracts	**443.79**	287.09	**887.71**	626.86	**1,444.36**
	- Others	-	-	-	0.02	**0.02**
	Total	**2,473.23**	1,563.08	**4,763.52**	3,201.46	**6,448.42**
	Less : Inter Segment Revenue	-	-	-	-	-
	Net Sales / Income from Operations	**2,473.23**	1,563.08	**4,763.52**	3,201.46	**6,448.42**
2	**Segment Results** Profit before Tax and Interest from each segment :					
	- Electrical Energy	**180.54**	151.72	**367.93**	240.61	**456.24**
	- EPC and Contracts	**35.27**	33.48	**82.67**	50.72	**132.03**
	- Others	**(0.01)**	(0.02)	**(0.03)**	(0.08)	**(0.98)**
	Total	**215.80**	185.18	**450.57**	291.25	**587.29**
	- Interest and Finance Charges	**(65.28)**	(85.43)	**(142.70)**	(154.72)	**(308.76)**
	- Interest Income	**86.61**	124.86	**205.68**	267.43	**515.81**
	- Other un-allocable Income net of expenditure	**114.41**	73.87	**95.45**	164.62	**357.36**
	Profit before Tax	**351.54**	298.48	**609.00**	568.58	**1,151.70**
3	**Capital Employed**					
	- Electrical Energy	**4,391.69**	3,570.46	**4,391.69**	3,179.93	**3,570.46**
	- EPC and Contracts	**(803.17)**	597.27	**(803.17)**	502.11	**597.27**
	- Others	**0.83**	0.84	**0.83**	1.73	**0.84**
	- Unallocated Corporate Assets (net)	**8,184.78**	7,518.39	**8,184.78**	6,112.59	**7,518.39**
	Total	**11,774.13**	11,686.96	**11,774.13**	9,796.36	**11,686.96**

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs 15.60 crore in standby charges liability from Rs 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs 227 crore and also deposited Rs 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

2. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:

   (a) Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and
   (b) minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   In an appeal filed by the Company, ATE held that the amount in the matter (a) above is payable by the Company along with interest at State Bank of India prime lending rate for short term borrowings. The matter (b) is remanded to MERC for redetermination. The Company has filed an appeal against the said order before the Supreme Court, which while admitting the appeal, has restrained TPC from taking any coercive action in respect of the matter stated at Sr. No. (a) above and TPC has also filed an appeal against the said order.

3. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. Pursuant to the sanction of the Hon'ble High Court of Bombay of the scheme of amalgamation between Reliance Projects Finance Private Limited (RPFPL), a wholly owned subsidiary and the Company, RPFPL has been amalgamated with the Company with appointed date as April 1, 2007. The Profit after Tax of RPFPL of Rs 66.19 crore for the year ended March 31, 2008 has been added to the balance of the Profit and Loss account as on April 1, 2008 of the Company. On account of the above amalgamation, Profit before tax for the quarter and half year ended September 30, 2008 is higher by Rs 2.90 crore and Rs. 42.67 crore respectively.

5. Based on the tariff order received from the regulator, the Company has accounted regulatory assets representing the revenue gap to be recovered through future tariff determination. Due to the said change in the accounting policy, the sales revenue and Profit after Tax have increased by Rs. 89 crore and Rs.78.91 crore respectively for the quarter ended September 30, 2008 and by Rs. 178 crore and Rs. 157.82 crore respectively for the half year ended September 30, 2008. Fuel adjustment charges recoverable are continued to be accounted as revenue in the period in which corresponding costs are incurred.

6. Pursuant to the clarification issued by the Institute of Chartered Accountants of India on March 29, 2008 on accounting of derivatives, the Company has for the quarter and half year ended September 30, 2008 provided for loss of Rs. 2.16 crore and Rs. 78.76 crore respectively on account of revaluation of foreign exchange derivative instruments at fair values at reporting period end. The figures of other income are net of above adjustments.

7. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

8. There were no exceptional/extraordinary items during the quarter/half year ended September 30, 2008.

9. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2008: opening: Nil: additions: 198 disposals: 198 closing: Nil

10. The above results for the quarter and half year ended September 30, 2008, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

11. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on October 22, 2008.

12. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 22, 2008

Anil D. Ambani
Chairman

MEDIA RELEASE

NET PROFIT OF Rs 542 CRORE (US$ 115 MILLION) FOR THE HALF YEAR - AN INCREASE OF 15 %

TOTAL OPERATING INCOME OF Rs 4,764 CRORE (US$ 1 BILLION) FOR THE HALF YEAR - AN INCREASE OF 49 %

EPC ORDERBOOK POSITION AT Rs 20,790 CRORE (US$ 4.4 BILLION) - AN INCREASE OF 340 %

COMPANY HAS CASH & LIQUID BALANCES OF Rs 10,164 CRORE (US$ 2.2 BILLION)

Mumbai, October 22, 2008: Reliance Infrastructure Limited today announced its un-audited financial results for the half year ended September 30, 2008. The performance highlights are:

- **Total Operating Income of Rs 4,764 crore** (US$ 1 billion), against Rs 3,201 crore in the corresponding period of previous year, **an increase of 49 %**
- **Net Profit of Rs 542 crore** (US$ 115 million), against Rs 472 crore in the corresponding period of previous year, **an increase of 15 %**
- **Cash Profit of Rs 685 crore** (US$ 146 million), against Rs 619 crore in the corresponding period of previous year, **an increase of 11 %**
- **Annualised Cash Earnings Per Share (Cash EPS) of Rs 58.2** (US$ 1.2), against Rs 52.4 in the corresponding period of previous year, **an increase of 11 %**
- **Annualised Earnings Per Share (EPS) of Rs 46.6** (US$ 1), against Rs 41.3 in the corresponding period of previous year, **an increase of 13 %**

The Company has **Rs 10,164 crore (US$ 2.2 billion) of cash & liquid balances** as on September 30, 2008. The Company remains debt free at the net level.

As on September 30, 2008, the **net worth of the company stood at Rs 11,774 crore (US$ 2.5 billion)**

The shareholders of the company **approved a buy-back of the equity shares for an amount of up to Rs 2,000 crore**. As on October 22, 2008, company has bought-back 56,60,000 equity shares aggregating Rs 630 crore (US$ 134 million), which is the highest buyback by any company in the country.

Management Discussion and Analysis

Energy Sales

The Company achieved **aggregate sales of electrical energy of 4,950 million units** during the half year ended September 30, 2008, against 4,860 million units in the corresponding period of previous year, **an increase of 2%.**

The Company's aggregate revenues from energy sales were Rs 3,765 crore (US$ 802 million) compared to Rs 2,545 crore in the corresponding period of previous year, **an increase of 48 %.**

During the period under review, the customer base in Mumbai Supply area increased by 0.5 lakhs to 26.5 lakh customers.

Power Generation

(i) Dahanu Thermal Power Station (DTPS)

During the period under review, the Company's Dahanu Thermal Power Station achieved **a Plant Load Factor (PLF) of 103.3 %,** against the PLF of 99.1 % achieved during the corresponding period of previous year. The Station generated 2,270 million units during the period.

(ii) Samalkot Power Station, Andhra Pradesh

During the half year ended September 30, 2008, the Samalkot Power Station achieved **a Plant Load Factor (PLF) of 51.6 %**, against the PLF of 66.2 % achieved during the corresponding period of previous year due to non-availability of sufficient gas. The station generated 500 million units against 640 million units in the corresponding half of previous year.

(iii) Goa Power Station

During the period under review, the Goa Power Station achieved **a Plant Load Factor (PLF) of 89.5 %**, against the PLF of 79.3 % achieved during the previous year.

(iv) Windfarm Power Project

During the period under review, the wind farm achieved **a Plant Load Factor (PLF) of 42%**, against the PLF of 46 % achieved during the corresponding period

Power Purchased

During the period under review, **the company purchased 2,776 million units of electrical energy** from external sources, which is higher by 6 % compared to the off-take in the corresponding period of previous year.

The **cost of energy purchased increased by 74%** to Rs 2,300 crore (US$ 490 million) during the period under review, owing to increase in units purchased as well as higher per unit cost.

Financial Review

The **total sales of electrical energy during the half year ended September 30, 2008 were Rs 3,765 crore (US$ 802 million)**, against Rs 2,545 crore in the corresponding period of previous year, **an increase of 48 %.**

The **turnover of the EPC Division for the half year ended September 30, 2008 was Rs 868 crore (US$ 185 million)** against Rs 621 crore in the corresponding previous period. The division had a record **order book position of about Rs 20,790 crore (US$ 4.4 billion) as on September 30, 2008,** as against Rs 4,718 crore in the corresponding period of previous year, **an increase of over 340%.**

Other Income for the half year was Rs 312 crore (US$ 66 million) as against Rs 446 crore in the corresponding period of previous year.

During the period under review, **the total operating income of the company was Rs 4,764 crore (US$ 1 billion)**, against Rs 3,201 crore in the corresponding half of previous year, **an increase of 49 %.**

The Company's **Earnings Before Interest, Depreciation and Tax (EBIDT) was Rs 875 crore (US$ 186 million)** during the period, against Rs 837 crore in the corresponding half of previous year.

Depreciation was at Rs 123 crore (US$ 26 million) as against Rs 114 crore for the corresponding half of previous year.

The **corporate tax liability, including the deferred taxes, for the half year ended September 30, 2008 was Rs 67 crore (US$ 14 million)**, as against Rs 97 crore in the corresponding half of previous year.

Net Profit for the half year ended September 30, 2008 recorded an increase of 15 % to Rs 542 crore (US$ 115 million) from Rs 472 crore in the corresponding half of previous year.

During the period under review, the annualised cash earnings per share (CEPS) was Rs 58.2, **an increase of 11 %**.

Annualised Earnings Per Share (EPS) for the half year ended September 30, 2008 was Rs 46.6 **an increase of 13 %.**

EPC Business

The division had a record **order book position of about Rs 20,790 crore (US$ 4.4 billion) as on September 30, 2008,** as against Rs 4,718 crore in the corresponding half of previous year, **an increase of over 340 %.**

Currently working on multiple projects and implementing over 6,500 MW of power projects as:

- Electrification of 6,715 villages under Uttar Pradesh rural electrification scheme – *80% villages has been handed over*
- 2X600 MW of power project in Hisar, Haryana - *Overall progress of 50% achieved*
- 2X250 MW Parichha Thermal Power Station, Uttar Pradesh - BOP
- 2X600 MW Purulia project, Damodar Valley Corp.
- Western Region System Strengthening (WRSS) transmission project
- 6 X 660 MW Sasan UMPP by Reliance Power

Transmission

Both the projects, WRSS and Parbati & Koldam have been won on competitive bidding basis.

Project Name	Project Cost (Rs Cr)	Share-holding
Western Region Strengthening Scheme (WRSS)	1,400	100%
Transmission lines Parbati & Koldam in HP	750	R Infra -74% PGCIL-26%
Strengthen Mumbai Transmission Network	1,800	100%

- The EPC contract of WRSS has already been awarded to EPC division of Reliance Infrastructure Ltd.

- Set up a JV with Power Grid Corporation Limited, known as the Parbati Koldam Transmission Company Limited, to install 300-km-long transmission lines for Parbati and Koldam projects in Himachal Pradesh.
  - Transmission license for the corridor has been received
  - Initiated the discussion with vedors for placement of orders.
  - This company will shortly commence construction of the project.

- Received all regulatory approval to strengthen Mumbai transmission network through implementation of multiple projects. These projects are under implementation and are expected to be completed over next 3 years. These projects will give regulatory returns.

Energy Trading Business

The division has traded **626 million units** in the half year as compared to 375 million units in corresponding period of previous year, **an increase of 67%.**

The division has started operations through the First Energy Exchange of India (IEX) and traded 80 million units in the quarter ended September 30, 2008.

The division has signed various medium term power trading contracts for assured 1,800 million units during the coming years.

Infrastructure Business

The Company is implementing the following infrastructure projects:

Roads

Developing 5 road projects in Tamil Nadu - These projects make Reliance Infrastructure, as the largest concessionaire of road projects for NHAI on BOT basis. The details of each project are presented below:

Project	Length (km)	Cost (Rs Cr)	Grant (Rs Cr)	Concession Period*	COD
Namakkal Karur *(NK Toll Project)*	44	345	24	20 years	Jan, 2009
Dindigul Samyanallore *(DS Toll Project)*	53	415	31	20 years	Jan, 2009
Trichy Karur *(TK Toll Project)*	80	755	148	30 years	July, 2010
Trichy Dindigul *(TD Toll Project)*	88	560	226	30 years	July, 2010
Salem Ulenderpet *(SU Toll Project)*	136	1,083	366	25 years	July, 2010
Total	**401**	**3,158**	**795**		

* *includes construction period*

Some of the **major mile stones achieved in Road projects** are:

- NK Toll & DS Toll projects have achieved 75% completion. The projects are scheduled to be completed by end of January, 2009 with tolling revenue to commence immediately.
- For other 3 projects - Engineering designs has been completed and construction work is in full swing

Metro

Developing 2 metro rail projects in Mumbai and Delhi. The company is implementing both the MRTS Projects awarded in India under Competitive bidding till date, by separate SPV's named "Mumbai Metro One Private Limited" (MMOPL) and "Delhi Airport Metro Express Link Private Limited" (DAMEPL). The details of the two projects are:

Project	Project Cost (Rs Cr)	Length (Km)	Corridor	Concession Period*	COD
Mumbai Metro I	2,400	12	Versova – Andheri – Ghatkopar	35 Years	Sep, 2010
Airport Metro Express Line – Delhi	2,500	23	New Delhi Railway Station - IGI Airport – Dwarka	30 Years	July, 2010

** includes construction period*

Some of the **major mile stones achieved in Mumbai Metro** are:

- Financial Closure for complete debt of Rs 1,200 crore has been successfully completed. IDBI Bank is the lead arranger for the loan.
- All major contracts like Signalling, Rolling Stock, Civil works, Communication system, Traction and Power supply has been awarded.
- Right of Way (ROW) for 7.5 km of alignment has been obtained including most critical DN Nagar depot land.
- 6 kms of total alignment has been barricaded and 150 piles have already been completed.
- Civil work is under progress at multiple locations at Andheri, Chakala, Airport Road, Sakinaka and Ghatkopar stations.

Some of the **major mile stones achieved in Delhi Metro** are:

- Major contracts like Rolling Stock, Signalling, Traction and Power supply has been awarded.
- All Preliminary design and engineering work has been completed.
- Civil structures for the project will be provided by DMRC progressively section wise on the completion of the respective sections.

- The most critical Depot land is anticipated to be handed over by mid of November, to commence construction by December.
- Initiated discussion with Axis Bank for financial arrangements.

Real Estate

- **Developing Trade Tower of 100 storeys & Commercial Business District (CBD) in Hyderabad** under an SPV named "CBD Tower Pvt. Ltd.", with equity participation from Reliance Infrastructure Ltd & associates (89%) and APIIC(11%). Following are the project highlights:
  - India's tallest tower with 100 floors, totaling around 7 mn sqft of office space along with an additional 18 mn sqft in the commercial business district (CBD) around it.
  - Initiated discussions with the leading banks for the financial arrangements.
  - Detailed master planning, architecture and landscaping exercise has been initiated and construction is expected to start in next financial year.
  - Located 6 kms from Hyderabad Airport on the proposed outer ring road

- **Developing IT/ITES SEZ at Dhirubhai Ambani Knowledge City (DAKC), Navi Mumbai** over 45 acres of land with a saleable area of 4 million sqft. It's a high tech office space along with a 4 star lakeside hotel and support retail facilities. Following are some of the project highlights:
  - Notification process has been initiated and expected by the end of financial year.
  - Land is already in possession as it is owned by Group Company. Development and operations would be done under separate SPV.
  - Detailed market study for determining the best use development mix has already been completed. The master planning, architecture and landscaping exercise is being initiated.
  - Company expects to finalize the EPC contractors and start construction in the next financial year and complete the first phase in next 2 years.

Delhi Distribution

- This is a year of strong operating performance by Delhi Discoms with significant improvement across all parameters when compared to same period last year.
- Sales in H1FY09 have increased by 7% and 13% for BRPL and BYPL whereas power purchase has decreased by 3% and 1.5% respectively leading to dramatic reduction in T&D losses. With this high performance both BSES discoms would earn incentives this year. BYPL has already exceeded targets and is in incentive zone since last year.
- We have appealed before ATE regarding disallowances of Capex, capitalization and other expenses by DERC for amount aggregating to Rs 2,000 cr. (approx.) Matter is expected to be heard shortly.

BACKGROUND

Reliance Infrastructure Limited

Reliance Infrastructure, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector Infrastructure & Utility Company.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 1,20,000 crore, net worth in excess of Rs 58,000 crore, cash flows of Rs 12,000 crore, net profit of Rs 8,000 crore and zero net debt.

The Company is ranked amongst India's top 25 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

END